February 20, 2020

Christopher B. Ferguson
Chief Executive Officer
Edison Nation, Inc.
1 West Broad Street, Suite 1004
Bethlehem, PA 18018

       Re: Edison Nation, Inc.
           Registration Statement on Form S-1
           Filed February 12, 2020
           File No. 333-236401

Dear Mr. Ferguson:

       We have limited our review of your registration statement to those issues that we have addressed in our comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1 filed February 12, 2020

Article XIII of our Amended and Restated Articles of Incorporation designates the courts of the
State of Nevada..., page 22

1. We note that your exclusive forum provision identifies the courts of the state of Nevada as the sole and exclusive forum for some litigation, including "any derivative action or proceeding." Revise the disclosure to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, please also revise your
 Christopher B. Ferguson
Edison Nation, Inc.
February 20, 2020
Page 2
         prospectus to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities
         Act or the Exchange Act, ensure that the exclusive forum provision in your governing documents states this clearly, or tell us how you will inform investors in future filings, including an amendment to this registration statement, that the provision does not apply to any actions arising under the Securities Act or the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D.
Kruczek, Senior Counsel, at (292) 551-3641 with any questions.



FirstName LastNameChristopher B. Ferguson                      Sincerely,
Comapany NameEdison Nation, Inc.
                                                               Division of
Corporation Finance
February 20, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName